SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2022

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 30, 2022

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Third Quarter and Year-to-Date Fiscal 2022 Results

•	Third quarter consolidated financial results include adjusted EBITDA[1] of $644 million along with year-to-date free cash flow[1] of $670 million

•	The Company remains focused on balancing growth and profitability while investing in our networks and delivering better customer experiences

•

Shaw and Rogers announce a divestiture agreement for the sale of Freedom Mobile to Quebecor and continue to work constructively with all parties towards securing the remaining regulatory approvals for both the sale of Freedom Mobile and the Rogers-Shaw Transaction

Calgary, Alberta (June 30, 2022) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended May 31, 2022. On a year-over-year basis, consolidated revenue decreased by 2.1% to $1.35 billion, adjusted EBITDA increased 0.3% to $644 million and net income decreased 42.7% to $203 million. The prior year period included incremental Wireline Consumer revenue of approximately $20 million related to the release of a provision following the Canadian Radiotelevision and Telecommunications Commission (CRTC) decision on final aggregated Third Party Internet Access (TPIA) rates. On a year-over-year basis, this revenue impact is effectively offset by equity-based compensation adjustments driven by significant fluctuations in Shaw’s share price and adjustments to employee benefits provisions, resulting in no significant impact on EBITDA variances.

In the third quarter, the Company continued to compete for subscribers while balancing profitability and investing in its networks to ensure the customer experience continues to improve. This focus resulted in the continued positive trend in Consumer Internet net additions as well as stronger Wireless additions compared to the second quarter of fiscal 2022. The impacts from COVID-19 continue to subside and customer activity in both Wireline and Wireless is increasing, although have not yet reached pre-pandemic levels.

“Shaw remains deeply committed to the combination with Rogers and our announced agreement for the sale of Freedom Mobile to Quebecor marks a critical point in our bold and transformative journey to join together with Rogers. We feel strongly that the sale of Freedom to Quebecor will be seen as a positive outcome by the regulators as Quebecor expands their successful wireless operations through this acquisition. We continue to support the ongoing process and remain optimistic that there is a clear path to obtaining the remaining regulatory approvals in an expeditious manner. The joining together of Rogers and Shaw remains a transformational transaction that will deliver significant benefits to many stakeholders, most importantly, Canadian consumers and businesses, through a strong national network with new and better technologies. I want to acknowledge and thank all the Shaw employees who have not only successfully managed through over two years of COVID-19 disruptions but have also continued to deliver solid results while working diligently in support of the Rogers-Shaw Transaction,” said Brad Shaw, Executive Chair & Chief Executive Officer.

[1]

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. Additional information about these measures, including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in the management’s discussion and analysis (MD&A) dated June 30, 2022 for the three and nine month periods ending May 31, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

Regulatory Approval Status

On March 24, 2022, the Canadian Radiotelevision and Telecommunications Commission (“CRTC”) completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction. On April 27, 2022, the National Pensioners Federation and Public Interest Advocacy Centre (NPF-PIAC) filed a Petition to the federal Cabinet requesting that the CRTC decision approving the change of ownership and effective control of Shaw’s licensed broadcasting assets be set aside or referred back to the CRTC for reconsideration and hearing. On June 22, 2022, Cabinet declined to consider the NPF-PIAC Petition.

The Rogers-Shaw Transaction remains under review by Innovation, Science and Economic Development Canada (“ISED”), as the Minister of Innovation, Science and Industry must approve any direct or indirect transfer of Shaw’s spectrum licences. In a public statement on March 3, 2022, the Minister of Innovation, Science and Industry (the “Minister”), Francois-Philippe Champagne, acknowledged the ongoing regulatory reviews of the Rogers-Shaw Transaction and that decisions are expected in due course. He also noted that he will not permit “the wholesale transfer of Shaw’s wireless licences to Rogers.”

In accordance with the terms of the Arrangement Agreement, Rogers and Shaw filed pre-merger notifications pursuant to Part IX of the Competition Act (Canada) in April 2021 to trigger the Competition Bureau’s review of the Rogers-Shaw Transaction. On May 9, 2022, the Commissioner of Competition (the “Commissioner”) filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Competition Bureau’s case can be heard by the Tribunal. The Commissioner must ultimately prove his case before the Tribunal in a hearing in order to prevent the Rogers-Shaw Transaction from being completed.

On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. As a result, there is no need for the Tribunal to hear the Commissioner’s application for an interim injunction. Resolving the interim injunction application allows the parties to focus on addressing the Commissioner’s concerns with the Rogers-Shaw Transaction in an effort to reach a settlement to the litigation.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced a divestiture agreement for the sale of Freedom Mobile to Quebecor for a purchase price of $2.85 billion (the “Freedom Transaction”), which is subject to regulatory approvals from the Commissioner and ISED, and conditional on: (i) the completion of the Rogers-Shaw Transaction; and (ii) entering into definitive documentation on or before July 15, 2022, or such later date Rogers and Quebecor reasonably agree to in writing. Rogers, Shaw and Quebecor strongly believe the divestiture agreement effectively addresses the concerns raised by the Commissioner and the Minister regarding viable and sustainable wireless competition in Canada.

Under the terms of the divestiture agreement, Quebecor will acquire all Freedom-branded wireless and Internet customers, as well as all of Freedom’s infrastructure, spectrum and retail locations. The agreement does not contemplate divestiture of Shaw Mobile-branded wireless subscribers. The Freedom Transaction also includes long-term agreements by Shaw and Rogers to provide Quebecor transport services (including backhaul and backbone), roaming services and other services for the provision of Freedom’s mobile wireless network. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. The parties are working expeditiously and in good faith to finalize definitive documentation on or before July 15, 2022, or such later date as Rogers and Quebecor reasonably agree to in writing. Closing of the Freedom Transaction will occur substantially concurrently with closing of the Rogers-Shaw Transaction.

Rogers and Shaw Continue to Work with Regulatory Authorities to Secure the Requisite Regulatory Approvals

Rogers and Shaw continue to engage constructively with the Competition Bureau in an effort to reach a negotiated settlement, which offers the most expeditious path forward to closing the Rogers-Shaw Transaction and delivering its benefits to Canadians.

While the divestiture agreement with Quebecor provides a basis for advancing settlement negotiations with the Commissioner, Rogers and Shaw are also taking the necessary steps to oppose the Commissioner’s application to prevent the Rogers-Shaw Transaction. On June 3, 2022, each of Rogers and Shaw filed a written response disputing the basis for the Commissioner’s application, and on June 16, 2022, the Commissioner filed his written reply to these responses. On June 17, 2022, the Tribunal issued an order setting the timeframe for its consideration of the Commissioner’s application. The Tribunal’s scheduling order includes a voluntary mediation process, currently scheduled for July, in which the parties have agreed to participate. Should it be required, the Tribunal hearing of the Commissioner’s application is expected to occur in November and December of this calendar year.

Rogers and Shaw strongly believe the Rogers-Shaw Transaction is in the best interests of Canadian consumers, businesses and the Canadian economy, resulting in a combined entity with the capabilities necessary to invest in digital infrastructure, create jobs, drive innovation, increase choice, and bridge the digital divide. In addition, the Rogers-Shaw Transaction will foster greater competition by creating Canada’s most robust wholly-owned national network, and generating more choice for businesses and consumers so they may realize the full economic and social benefits of next generation networks.

As previously disclosed, in order to permit continued engagement with the pending regulatory approval processes, Rogers, Shaw and the Shaw Family Living Trust agreed to extend the Outside Date for closing the Rogers-Shaw Transaction from June 13, 2022 to July 31, 2022 in accordance with the terms of the Arrangement Agreement. Subject to receipt of all required approvals and satisfaction of all closing conditions, the parties are working towards closing the Rogers-Shaw Transaction on or before July 31, 2022. Nonetheless, the time required for Rogers and Shaw to address the Commissioner’s concerns and agree on the terms of a negotiated settlement with the Commissioner (or any associated litigation, including the Tribunal hearing), as well as ISED approval, and any appeals of the outcomes of these processes, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction.

Further information regarding the Rogers-Shaw Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

Third Quarter Fiscal 2022

In the third quarter, the Company added approximately 35,000 Wireless customers. Postpaid net additions of approximately 19,400 in the quarter were down compared to the prior year due to wireless competition, a limited supply of key devices, bundle adjustments effective in late 2021 for Shaw Mobile and moderating demand for Shaw Mobile plans. Third quarter Wireless revenue increased 4.4% to $311 million and adjusted EBITDA increased 12.2% to $129 million compared to the third quarter of fiscal 2021. Wireless service revenue grew 8.9% due to continued subscriber growth in both the Freedom and Shaw Mobile brands. Third quarter Wireless ARPU2 decreased a modest 0.2% from the prior year period to $36.86. Wireless postpaid churn3 of 1.10% compared to 1.07% from the third quarter of fiscal 2021.

Consumer Wireline RGU4 losses of approximately 19,900 improved over the prior year period, including positive Internet additions of approximately 6,200 primarily due to improved retention tactics and continued investments. Third quarter Wireline revenue and adjusted EBITDA decreased 3.9% and 2.3% to $1.04 billion and $515 million, respectively, compared to the third quarter of fiscal 2021. The prior year period included incremental Wireline Consumer revenue of approximately $20 million related to the release of a provision following the CRTC decision on final aggregated TPIA rates, which was effectively offset by equity-based compensation adjustments due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions both also recorded in the prior year.

[2]

ARPU is a supplementary financial measure which may not be comparable to similar measures presented by other issuers. Additional information about this supplementary financial measure is included in “Key Performance Drivers” in the MD&A dated June 30, 2022 for the three and nine month periods ending May 31, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

[3]

Wireless postpaid churn is a metric used to measure the Company’s success in retaining Wireless subscribers. Additional information about this metric is included in “Key Performance Drivers” in the MD&A dated June 30, 2022 for the three and nine month periods ending May 31, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

[4]

RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is included in “Key Performance Drivers” in the MD&A dated June 30, 2022 for the three and nine month periods ending May 31, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except for percentages and per share amounts)	2022	2021	Change %	2022	2021	Change %
Revenue	1,346	1,375	(2.1)	4,091	4,132	(1.0)
Adjusted EBITDA(1)	644	642	0.3	1,910	1,886	1.3
Adjusted EBITDA Margin(2)	47.8%	46.7%	2.4	46.7%	45.6%	2.4
Free Cash Flow(1)	217	307	(29.3)	670	781	(14.2)
Net income	203	354	(42.7)	595	734	(18.9)
Earnings per share
Basic	0.41	0.71		1.19	1.44
Diluted	0.41	0.70		1.19	1.44

(1)	See “Non-GAAP and additional financial measures” in the accompanying MD&A.
(2)

Adjusted EBITDA margin is a non-GAAP ratio and should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA margin is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this ratio is included in “Non-GAAP and additional financial measures” in the MD&A dated June 30, 2022 for the three and nine month periods ending May 31, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Third quarter Wireless revenue increased 4.4% to $311 million and adjusted EBITDA of $129 million increased 12.2% year-over-year. Wireless service revenue increased 8.9% to $245 million due to an increased subscriber base, while Wireless equipment revenue decreased 9.6% to $66 million as the number of devices sold in the quarter decreased compared to the prior year. The increase in adjusted EBITDA is mainly due to continued service revenue growth as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

Wireline RGUs declined by approximately 24,300 in the quarter compared to a loss of approximately 36,500 in the third quarter of fiscal 2021. The current quarter included a gain of approximately 6,200 Consumer Internet additions, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 19,900 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video and Phone resulting in Business RGUs declining by approximately 4,300.

Third quarter Wireline revenue and adjusted EBITDA of $1.04 billion and $515 million, respectively, decreased 3.9% and 2.3%, respectively, when compared with the prior year. Consumer revenue of $885 million decreased 5.3% compared to the prior year primarily due to the incremental Wireline Consumer revenue of approximately $20 million related to the release of a provision following the CRTC decision on final aggregated TPIA rates as well as growth in Internet revenue offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $153 million increased 5.5% year-over-year with Internet revenue growth and continued demand for the Smart suite of products.

Free cash flow for the quarter of $217 million decreased 29.3% compared to the prior year. The decrease was mainly due to higher capital expenditures, increased cash taxes and the impact of a $35 million reduction of tax related interest expense recorded in the prior year. Capital expenditures in the third quarter of $266 million compared to $233 million in the prior year.

Net income for the third quarter of fiscal 2022 of $203 million decreased $151 million compared to $354 million in the third quarter of fiscal 2021 primarily due to a revision to liabilities for uncertain tax positions that became statute barred in the prior year, which reduced income tax expense by $125 million and interest expense by $35 million. These decreases in net income were offset by higher adjusted EBITDA compared to a year ago and an $11 million decrease in non-operating costs related to the Rogers-Shaw Transaction.

As at the end of May 31, 2022, the Company’s net debt leverage ratio was 2.2x5.

[5]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. For more information about this measure and ratio see “Non-GAAP and additional financial measures” in the MD&A dated June 30, 2022 for the three and nine month periods ending May 31, 2022, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended May 31, 2022

June  30, 2022

Advisories

The following Management’s Discussion and Analysis (MD&A) of Shaw Communications Inc. is dated June 30, 2022 and should be read in conjunction with the condensed interim Consolidated Financial Statements and Notes thereto for the three and nine month periods ended May 31, 2022 and the 2021 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2021 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (IFRS) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Rogers-Shaw Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•	anticipated benefits of the Rogers-Shaw Transaction and the Freedom Transaction (as defined below) for Canadian consumers, businesses and the Canadian economy;

Shaw Communications Inc.

•

engagement or negotiations with the Commissioner (as defined below) to address the Commissioner’s concerns with the Rogers-Shaw Transaction and the impact such engagement or negotiations, including the Freedom Transaction, may have on the likelihood of a Tribunal hearing to consider the Commissioner’s application;

•	timing or status of the Tribunal process to consider the Commissioner’s application, including any hearing if required;

•

the potential timing, anticipated receipt and conditions of required regulatory, competition or other third-party approvals, including but not limited to the receipt of applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Rogers-Shaw Transaction, the Freedom Transaction or any other related divestitures, and any judicial or other appeals of any judicial, regulatory or government decision in connection with the regulatory approval processes for the Rogers-Shaw Transaction, the Freedom Transaction or any other related divestitures;

•

the ability of the Company and Rogers (as defined below) to satisfy the other conditions to the closing of the Rogers-Shaw Transaction (including the Freedom Transaction and any other related divestitures) and the anticipated timing for closing of the Rogers-Shaw Transaction, the Freedom Transaction and any other related divestitures;

•	the terms and conditions of the Freedom Transaction;

•	the proposed divestiture of Freedom Mobile and the anticipated benefits and effects of the Rogers-Shaw Transaction and the Freedom Transaction, including the timing thereof;

•	expected cost efficiencies;

•	expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	expected changes in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as at the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information.

Shaw Communications Inc.

These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, including the impact on the economy, financial markets, and sources of supply, resulting from the COVID-19 pandemic and other health risks;

•	the impact of the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources, and/or financial results;

•	anticipated benefits of the Rogers-Shaw Transaction to the Company and its security holders, Canadian consumers, businesses and the Canadian economy;

•	the anticipated benefits and effects of the Freedom Transaction and the Rogers-Shaw Transaction and the timing thereof;

•	Rogers’ and Shaw’s ability to address the Commissioner’s concerns and agree on the terms of a negotiated settlement with the Commissioner;

•

the impact any pending or potential litigation associated with the Rogers-Shaw Transaction, including any hearing or proceeding by or involving competition, government or regulatory authorities (e.g. the application by the Commissioner), and any associated appeals, could have on closing or the timing of closing of the Rogers-Shaw Transaction;

•

the potential timing, anticipated receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Rogers-Shaw Transaction, the Freedom Transaction or any other related divestitures;

•

the ability of the Company and Rogers to satisfy the other conditions to closing of the Rogers-Shaw Transaction (including the Freedom Transaction any other related divestitures) in a timely manner and the completion of the Rogers-Shaw Transaction, the Freedom Transaction and any other related divestitures on expected terms;

•

Rogers’ and Shaw’s ability to enter into a definitive agreement with Quebecor (as defined below) on or before July 15, 2022 or such later date as Rogers and Quebecor reasonably agree to in writing, and to close the transactions contemplated by such definitive agreement;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Rogers-Shaw Transaction and the Freedom Transaction, and the dedication of substantial Company resources to pursuing the Rogers-Shaw Transaction and the Freedom Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the ability to satisfy the other expectations and assumptions concerning the Rogers-Shaw Transaction and the Freedom Transaction and the operations and capital expenditure plans for the Company following completion of the Rogers-Shaw Transaction and the Freedom Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

Shaw Communications Inc.

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	the Company’s operations not being subject to material disruptions in service or material failures in its networks, systems or equipment;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•

changes in general economic, political, market and business conditions, including the impact of the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•	impacts on the availability of components and electronics due to global silicon (microprocessor) supply shortages and logistical/transport issues;

•	the possibility that the Rogers-Shaw Transaction, the Freedom Transaction or any other related divestitures made in connection therewith, will not be completed in the expected timeframe or at all;

•	the possibility that the Rogers-Shaw Transaction will not be completed in order to permit the Freedom Transaction to be consummated, or vice versa;

•

the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals required to close the Rogers-Shaw Transaction and, in the case of the Freedom Transaction, agreement by the parties of the terms of a definitive agreement on or before July 15, 2022 or such later date as Rogers and Quebecor reasonably agree to in writing;

•	the possibility that the parties will not be able to agree on the terms of a negotiated settlement with the Commissioner;

•

pending or potential litigation associated with the Rogers-Shaw Transaction, including any hearing or proceeding by or involving regulatory authorities (e.g. the below-noted application by the Commissioner) may delay or prevent the closing of the Rogers-Shaw Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Rogers-Shaw Transaction (including the Freedom Transaction and any other related divestitures);

•	the ability to complete the Rogers-Shaw Transaction on the terms contemplated by the Arrangement Agreement (as defined below) between the Company and Rogers;

•	the failure to realize the anticipated benefits of the Rogers-Shaw Transaction and the Freedom Transaction in the expected timeframe or at all;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•	the Company’s failure to complete the Rogers-Shaw Transaction or the Freedom Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•

the announcement of the Rogers-Shaw Transaction and the Freedom Transaction and the dedication of substantial Company resources to pursuing the Rogers-Shaw Transaction and the Freedom Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

Shaw Communications Inc.

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network, system, or equipment failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•

other factors described in the Company’s fiscal 2021 annual MD&A under the heading “Known Events, Trends, Risks and Uncertainties” and in this third quarter fiscal 2022 MD&A under the heading “Risks and uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2021 Annual MD&A and this third quarter fiscal 2022 MD&A.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Shaw Communications Inc.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-GAAP and additional financial measures

Certain measures in this MD&A do not have standard meanings prescribed by GAAP and are therefore considered non-GAAP financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, GAAP and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-GAAP and additional financial measures” in this MD&A for a discussion and reconciliation of non-GAAP financial measures, including adjusted EBITDA, free cash flow and net debt as well as net debt leverage ratio and adjusted EBITDA margin, which are non-GAAP ratios.

Shaw Communications Inc.

Introduction

At Shaw, we focus on delivering sustainable long-term growth by connecting customers to the world through a seamless connectivity experience. In the third quarter, the Company continued to compete for subscriber growth while balancing profitability and investing in its networks to ensure the customer experience continues to improve.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

Regulatory Approval Status

On March 24, 2022, the Canadian Radiotelevision and Telecommunications Commission (“CRTC”) completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction. On April 27, 2022, the National Pensioners Federation and Public Interest Advocacy Centre (NPF-PIAC) filed a Petition to the federal Cabinet requesting that the CRTC decision approving the change of ownership and effective control of Shaw’s licensed broadcasting assets be set aside or referred back to the CRTC for reconsideration and hearing. On June 22, 2022, Cabinet declined to consider the NPF-PIAC Petition.

The Rogers-Shaw Transaction remains under review by Innovation, Science and Economic Development Canada (“ISED”), as the Minister of Innovation, Science and Industry must approve any direct or indirect transfer of Shaw’s spectrum licences. In a public statement on March 3, 2022, the Minister of Innovation, Science and Industry (the “Minister”), Francois-Philippe Champagne, acknowledged the ongoing regulatory reviews of the Rogers-Shaw Transaction and that decisions are expected in due course. He also noted that he will not permit “the wholesale transfer of Shaw’s wireless licences to Rogers.”

In accordance with the terms of the Arrangement Agreement, Rogers and Shaw filed pre-merger notifications pursuant to Part IX of the Competition Act (Canada) in April 2021 to trigger the Competition Bureau’s review of the Rogers-Shaw Transaction. On May 9, 2022, the Commissioner of Competition (the “Commissioner”) filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Competition Bureau’s case can be heard by the Tribunal. The Commissioner must ultimately prove his case before the Tribunal in a hearing in order to prevent the Rogers-Shaw Transaction from being completed.

Shaw Communications Inc.

On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. As a result, there is no need for the Tribunal to hear the Commissioner’s application for an interim injunction. Resolving the interim injunction application allows the parties to focus on addressing the Commissioner’s concerns with the Rogers-Shaw Transaction in an effort to reach a settlement to the litigation.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced a divestiture agreement for the sale of Freedom Mobile to Quebecor for a purchase price of $2.85 billion (the “Freedom Transaction”), which is subject to regulatory approvals from the Commissioner and ISED, and conditional on: (i) the completion of the Rogers-Shaw Transaction; and (ii) entering into definitive documentation on or before July 15, 2022, or such later date Rogers and Quebecor reasonably agree to in writing. Rogers, Shaw and Quebecor strongly believe the divestiture agreement effectively addresses the concerns raised by the Commissioner and the Minister regarding viable and sustainable wireless competition in Canada.

Under the terms of the divestiture agreement, Quebecor will acquire all Freedom-branded wireless and Internet customers, as well as all of Freedom’s infrastructure, spectrum and retail locations. The agreement does not contemplate divestiture of Shaw Mobile-branded wireless subscribers. The Freedom Transaction also includes long-term agreements by Shaw and Rogers to provide Quebecor transport services (including backhaul and backbone), roaming services and other services for the provision of Freedom’s mobile wireless network. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. The parties are working expeditiously and in good faith to finalize definitive documentation on or before July 15, 2022, or such later date as Rogers and Quebecor reasonably agree to in writing. Closing of the Freedom Transaction will occur substantially concurrently with closing of the Rogers-Shaw Transaction.

Rogers and Shaw Continue to Work with Regulatory Authorities to Secure the Requisite Regulatory Approvals

Rogers and Shaw continue to engage constructively with the Competition Bureau in an effort to reach a negotiated settlement, which offers the most expeditious path forward to closing the Rogers-Shaw Transaction and delivering its benefits to Canadians.

While the divestiture agreement with Quebecor provides a basis for advancing settlement negotiations with the Commissioner, Rogers and Shaw are also taking the necessary steps to oppose the Commissioner’s application to prevent the Rogers-Shaw Transaction. On June 3, 2022, each of Rogers and Shaw filed a written response disputing the basis for the Commissioner’s application, and on June 16, 2022, the Commissioner filed his written reply to these responses. On June 17, 2022, the Tribunal issued an order setting the timeframe for its consideration of the Commissioner’s application. The Tribunal’s scheduling order includes a voluntary mediation process, currently scheduled for July, in which the parties have agreed to participate. Should it be required, the Tribunal hearing of the Commissioner’s application is expected to occur in November and December of this calendar year.

Rogers and Shaw strongly believe the Rogers-Shaw Transaction is in the best interests of Canadian consumers, businesses and the Canadian economy, resulting in a combined entity with the capabilities necessary to invest in digital infrastructure, create jobs, drive innovation, increase choice, and bridge the digital divide. In addition, the Rogers-Shaw Transaction will foster greater competition by creating Canada’s most robust wholly-owned national network, and generating more choice for businesses and consumers so they may realize the full economic and social benefits of next generation networks.

Shaw Communications Inc.

As previously disclosed, in order to permit continued engagement with the pending regulatory approval processes, Rogers, Shaw and the Shaw Family Living Trust agreed to extend the Outside Date for closing the Rogers-Shaw Transaction from June 13, 2022 to July 31, 2022 in accordance with the terms of the Arrangement Agreement. Subject to receipt of all required approvals and satisfaction of all closing conditions, the parties are working towards closing the Rogers-Shaw Transaction on or before July 31, 2022. Nonetheless, the time required for Rogers and Shaw to address the Commissioner’s concerns and agree on the terms of a negotiated settlement with the Commissioner (or any associated litigation, including the Tribunal hearing), as well as ISED approval, and any appeals of the outcomes of these processes, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction.

Further information regarding the Rogers-Shaw Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Wireless

Our Wireless division currently operates in Ontario, Alberta and British Columbia, covering approximately 50% of the Canadian population.

Third quarter Wireless revenue increased 4.4% to $311 million and adjusted EBITDA of $129 million increased 12.2% year-over-year. Wireless service revenue increased 8.9% to $245 million due to an increased subscriber base, while Wireless equipment revenue decreased 9.6% to $66 million as the number of devices sold in the quarter decreased compared to the prior year. The increase in adjusted EBITDA is mainly due to continued service revenue growth as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

We have over 800 wireless retail locations across our operating footprint, including corporate, dealer and national retail, with Shaw Mobile being available in approximately 200 locations in Alberta and British Columbia.

Wireline

In our Wireline business, gig speed Internet is underpinned by our Fibre+ network. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We continue to streamline and simplify manual processes to improve the customer experience and day-to-day operations for our employees.

Our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growth in high quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our 2-year ValuePlans.

Wireline RGUs declined by approximately 24,300 in the quarter compared to a loss of approximately 36,500 in the third quarter of fiscal 2021. The current quarter included a gain of approximately 6,200 Consumer Internet additions, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 19,900 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video and Phone resulting in Business RGUs declining by approximately 4,300.

Third quarter Wireline revenue and adjusted EBITDA of $1.04 billion and $515 million, respectively, decreased 3.9% and 2.3%, respectively, when compared with the prior year. Consumer revenue of $885 million decreased 5.3% compared to the prior year primarily due to the incremental Wireline Consumer revenue of approximately $20 million related to the release of a provision following the CRTC decision on final aggregated Third Party Internet Access (TPIA) rates as well as growth in Internet revenue offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $153 million increased 5.5% year-over-year with Internet revenue growth and continued demand for the Smart suite of products.

Shaw Communications Inc.

Our Wireline Business division provides connectivity solutions to its customers by leveraging our Smart suite products which provide cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity. In response to the needs of its customers, Shaw Business offers a suite of collaboration tools and Smart products, such as Microsoft 365, Smart Remote Office, SmartSecurity and SmartTarget and launched a 2.0 Gig Internet speed tier providing businesses of all sizes the speed and bandwidth to leverage data-heavy applications and cloud services.

Shaw Communications Inc.

Selected financial and operational highlights

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except for percentages and per share amounts)	2022	2021	Change %	2022	2021	Change %
Operations:
Revenue	1,346	1,375	(2.1)	4,091	4,132	(1.0)
Adjusted EBITDA	644	642	0.3	1,910	1,886	1.3
Adjusted EBITDA margin(1)	47.8%	46.7%	2.4	46.7%	45.6%	2.4
Funds flow from operations(2)	518	708	(26.8)	1,505	1,735	(13.3)
Free cash flow(1)	217	307	(29.3)	670	781	(14.2)
Net income	203	354	(42.7)	595	734	(18.9)
Per share data:
Earnings per share
Basic	0.41	0.71		1.19	1.44
Diluted	0.41	0.70		1.19	1.44
Weighted average participating shares for basic earnings per share outstanding during period (millions)	499	499		499	505

(1)

Adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about these measures and ratios including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements.

(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the condensed interim Consolidated Statements of Cash Flows.

Key Performance Drivers

The Company measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers – Statistical Measures” in the 2021 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with GAAP, should not be considered alternatives to revenue, net income or any other measure of performance under GAAP and may not be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

Subscriber (or revenue generating unit (RGU)) highlights

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions. For further details and discussion on subscriber counts or RGUs see “Key Performance Drivers – Statistical Measures – Subscriber counts (or Revenue Generating Units (RGUs))” in the MD&A for the year ended August 31, 2021.

			Change Three months ended May 31,		Change Nine months ended May 31,
	May 31, 2022	August 31, 2021	2022	2021	2022	2021
Wireline – Consumer
Video – Cable	1,218,411	1,282,879	(13,951)	(20,917)	(64,468)	(81,851)
Video – Satellite	540,944	590,578	(1,148)	(861)	(49,634)	(47,956)
Internet	1,896,976	1,889,752	6,178	1,283	7,224	(19,210)
Phone	552,007	595,580	(11,025)	(15,777)	(43,573)	(59,955)

Total Consumer	4,208,338	4,358,789	(19,946)	(36,272)	(150,451)	(208,972)

Wireline – Business
Video – Cable	35,790	37,110	(249)	29	(1,320)	326
Video – Satellite	37,380	40,090	200	(1,302)	(2,710)	(840)
Internet	183,544	182,123	583	1,131	1,421	2,691
Phone	382,863	390,272	(4,878)	(47)	(7,409)	3,397

Total Business	639,577	649,595	(4,344)	(189)	(10,018)	5,574

Total Wireline	4,847,915	5,008,384	(24,290)	(36,461)	(160,469)	(203,398)

Wireless
Postpaid	1,803,402	1,739,289	19,392	46,604	64,113	208,969
Prepaid	420,455	377,082	15,620	4,404	43,373	25,365

Total Wireless	2,223,857	2,116,371	35,012	51,008	107,486	234,334

Total Subscribers	7,071,772	7,124,755	10,722	14,547	(52,983)	30,936

In Wireless, the Company added 35,012 net postpaid and prepaid subscribers in the quarter, consisting of 19,392 postpaid additions and 15,620 prepaid additions. Postpaid net additions were down compared to the prior year due to continued strong wireless competition, a limited supply of key devices, bundle adjustments effective in late 2021 for Shaw Mobile, and moderating demand for Shaw Mobile plans.

Wireline RGUs declined by 24,290 in the quarter compared to a loss of 36,461 in the third quarter of fiscal 2021. The current quarter included a gain of 6,178 Consumer Internet additions, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 19,946 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video and Phone resulting in Business RGUs declining by approximately 4,344.

Shaw Communications Inc.

Wireless Postpaid Churn

Wireless postpaid subscriber churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.10% in the third quarter of fiscal 2022 compared to 1.07% in the third quarter of fiscal 2021.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $37.56 in the third quarter of fiscal 2022 decreased by 7.40% from $40.56 in the third quarter of fiscal 2021 with a higher proportion of wireless subscribers being Shaw Mobile customers compared to the prior year.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $36.86 in the third quarter of fiscal 2022 compares to $36.94 in the third quarter of fiscal 2021, representing a modest decrease of 0.22%.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated third quarter financial results are as follows:

Revenue

Revenue for the third quarter of fiscal 2022 of $1.35 billion decreased $29 million, or 2.1%, from $1.38 billion for the third quarter of fiscal 2021, highlighted by the following:

•

Consumer division revenues of $885 million decreased $50 million, or 5.3%, compared to the prior year period due to an incremental $20 million in revenue in the prior year related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that dated back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 3.3% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $311 million resulting in a $13 million, or 4.4%, increase over the third quarter of fiscal 2021 reflecting a $20 million, or 8.9%, increase in service revenue due to an increased subscriber base partially offset by $7 million, or 9.6%, decrease in equipment revenue as the number of devices sold in the quarter decreased compared to the prior year.

•	The Business division had growth of $8 million, or 5.5%, in comparison to the third quarter of fiscal 2021 due to Internet revenue growth and continued demand for the Smart suite of products.

Compared to the second quarter of fiscal 2022, consolidated revenue for the quarter decreased 1.0%, or $13 million. The decrease in revenue over the prior quarter includes a $12 million decrease in the Wireless division driven by a $19 million decrease in equipment revenue, partially offset by an increase in service revenue of $7 million, which includes the impact of the increase in ABPU (up from $37.38 in the second quarter of fiscal 2022 to $37.56 in the current quarter). Meanwhile, ARPU increased quarter-over-quarter (from $36.43 in the second quarter of fiscal 2022 to $36.86 in the current quarter). In Wireline, revenues decreased by $2 million over the prior quarter. This was driven by a $2 million decrease in the Consumer division while the Business division revenues remained flat.

Revenue for the nine-month period ended May 31, 2022 of $4.10 billion decreased $41 million, or 1.0%, from $4.13 billion for the comparable period in fiscal 2021, highlighted by the following:

•

Consumer division revenues of $2.67 billion decreased $87 million, or 3.2%, compared to the prior year period due to an incremental $15 million in revenue in the prior year related to the accrual and release of a provision following the CRTC decision on the final aggregated TPIA rates that dated back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 2.4% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $966 million which included a $64 million, or 9.7%, increase in service revenue compared to the prior year due to an increased subscriber base, partially offset by a $49 million, or 16.7%, decrease in equipment revenue as more consumers took advantage of bring your own device plans.

•

The Business division had growth of $32 million, or 7.4%, in comparison to the prior year period due to Internet revenue growth and continued demand for the Smart suite of products along with the impact of approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications recorded in the first quarter of fiscal 2022.

Shaw Communications Inc.

Adjusted EBITDA

Adjusted EBITDA for the third quarter of fiscal 2022 of $644 million increased by $2 million, or 0.3%, from $642 million for the comparable period in fiscal 2021, highlighted by the following:

•

The year-over-year increase in the Wireless division of $14 million, or 12.2%, is mainly due to continued service revenue growth as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 41.5% increased compared to 38.6% in the prior year.

•

The year-over-year decrease in the Wireline division of $12 million, or 2.3%, was primarily due to the decrease in Consumer revenue and includes the TPIA adjustment in the prior year which was effectively offset by equity-based compensation adjustments due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions, both also recorded in the prior year.

Consistent with the variances noted above, adjusted EBITDA margin for the third quarter of 47.8% increased 110-basis points compared to 46.7% in the third quarter of fiscal 2021.

Compared to the second quarter of fiscal 2022, adjusted EBITDA for the current quarter increased $12 million, or 1.9%, primarily due to a $6 million increase in the Wireless division primarily due to the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter along with a $6 million, or 1.2%, increase in the Wireline division driven by lower equity-based compensation costs primarily due to the impact of a decrease on Shaw’s share price in the quarter and an adjustment to employee benefit provisions recorded in the current quarter.

Adjusted EBITDA for the nine-month period ended May 31, 2022 of $1.91 billion increased by $24 million, or 1.3%, from $1.89 billion for the comparable period in fiscal 2021, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $75 million, or 26.1%, is mainly due to continued service revenue growth and the favorable margin impact from lower equipment sales relative to total wireless revenues in the current period. Wireless adjusted EBITDA margin of 37.5% compared to 30.2% in the prior year.

•

The year-over-year decrease in the Wireline division of $51 million, or 3.2%, was primarily due to a decrease in Consumer revenue and includes the TPIA adjustment in the prior year which was effectively offset by equity-based compensation adjustments due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions, both also recorded in the prior year, partially offset by an increase in Business service revenue.

Free cash flow

Free cash flow for the third quarter of fiscal 2022 of $217 million decreased $90 million from $307 million in the third quarter of fiscal 2021, mainly due to a $26 million increase in cash taxes, a $35 million increase in interest on debt and provisions primarily due to a $35 million reduction of tax related interest expense in the prior year, and a $33 million increase in capital expenditures.

Shaw Communications Inc.

Net income (loss)

Net income of $203 million and $595 million for the three and nine months ended May 31, 2022, respectively, compared to a net income of $354 million and $734 million for the same periods in fiscal 2021. The changes in net income are outlined in the following table:

	May 31, 2022 net income compared to:
	Three months ended		Nine months ended
(millions of Canadian dollars)	February 28, 2022	May 31, 2021	May 31, 2021
Increased adjusted EBITDA(1)	12	2	24
Decreased restructuring costs(2)	—	1	14
Increased amortization	—	(4)	—
Change in net other costs and revenue(3)	1	(17)	(49)
Increased income taxes	(6)	(133)	(128)

	7	(151)	(139)

(1)	See “Non-GAAP and additional financial measures.”
(2)

The Company recorded restructuring costs of $12 million in the first quarter of fiscal 2021, $1 million in the second quarter of fiscal 2021, and $1 million in the third quarter of fiscal 2021, in each case primarily related to severance and employee related costs. There were no restructuring activities in fiscal 2022.

(3)

Net other costs and revenue include accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences, fair value adjustments of private investments, and other losses as detailed in the unaudited Consolidated Statements of Income. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments in this category. In the first, second and third quarters of fiscal 2022, the Company recorded $2 million, $3 million, and $8 million respectively, in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional costs compared to $18 million in Rogers-Shaw Transaction-related costs in the third quarter of fiscal 2021.

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures or ratios do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-GAAP financial measures, ratios and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Below is a discussion of the non-GAAP financial measures, ratios and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, other gains (losses), amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business.

Shaw Communications Inc.

Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	2022	2021
Net income	203	354	595	734
Add back (deduct):
Restructuring costs	—	1	—	14
Amortization:
Deferred equipment revenue	(2)	(3)	(7)	(9)
Deferred equipment costs	11	11	30	37
Property, plant and equipment, intangibles and other	295	292	886	881
Amortization of financing costs – long-term debt	1	1	2	2
Interest expense	66	31	196	164
Other losses (gains)	3	21	13	(4)
Current income tax expense	71	(88)	244	(8)
Deferred income tax expense	(4)	22	(49)	75

Adjusted EBITDA	644	642	1,910	1,886

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended May 31,			Nine months ended May 31,
	2022	2021	Change %	2022	2021	Change %
Wireline	49.6%	48.8%	1.6	49.4%	50.1%	(1.4)
Wireless	41.5%	38.6%	7.5	37.5%	30.2%	24.2

Combined Wireline and Wireless	47.8%	46.7%	2.4	46.7%	45.6%	2.4

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Revenue
Consumer	885	935	(5.3)	2,668	2,755	(3.2)
Business	153	145	5.5	467	435	7.4

Wireline	1,038	1,080	(3.9)	3,135	3,190	(1.7)
Service	245	225	8.9	722	658	9.7
Equipment and other	66	73	(9.6)	244	293	(16.7)

Wireless	311	298	4.4	966	951	1.6

	1,349	1,378	(2.1)	4,101	4,141	(1.0)
Intersegment eliminations	(3)	(3)	—	(10)	(9)	11.1

	1,346	1,375	(2.1)	4,091	4,132	(1.0)

Adjusted EBITDA
Wireline	515	527	(2.3)	1,548	1,599	(3.2)
Wireless	129	115	12.2	362	287	26.1

	644	642	0.3	1,910	1,886	1.3

Capital expenditures and equipment costs (net): (1)
Wireline	237	163	45.4	646	502	28.7
Wireless	29	70	(58.6)	98	214	(54.2)

	266	233	14.2	744	716	3.9

Free cash flow before the following	378	409	(7.6)	1,166	1,170	(0.3)
Less:
Interest on debt and provisions	(54)	(19)	>100.0	(163)	(128)	27.3
Interest on lease liabilities	(9)	(12)	(25.0)	(31)	(34)	(8.8)
Cash taxes	(74)	(48)	54.2	(226)	(146)	54.8
Lease payments relating to lease liabilities	(27)	(24)	12.5	(85)	(82)	3.7
Other adjustments:
Non-cash share-based compensation	—	—	—	1	1	—
Pension adjustment	3	3	—	8	6	33.3
Preferred share dividends	—	(2)	(100.0)	—	(6)	(100.0)

Free cash flow	217	307	(29.3)	670	781	(14.2)

(1)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Consumer	885	935	(5.3)	2,668	2,755	(3.2)
Business	153	145	5.5	467	435	7.4

Wireline revenue	1,038	1,080	(3.9)	3,135	3,190	(1.7)
Adjusted EBITDA(1)	515	527	(2.3)	1,548	1,599	(3.2)

Adjusted EBITDA margin(1)	49.6%	48.8%	1.6	49.4%	50.1%	(1.4)

(1)	See “Non-GAAP and additional financial measures.”

In the third quarter of fiscal 2022, Wireline RGUs declined by 24,290 in the quarter compared to a loss of 36,461 in the third quarter of fiscal 2021. The current quarter included a gain of 6,178 Consumer Internet additions, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 19,946 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video and Phone resulting in Business RGUs declining by approximately 4,344.

Revenue highlights include:

•

Consumer revenue for the third quarter of fiscal 2022 decreased by $50 million, or 5.3%, compared to the prior year period due to an incremental $20 million in revenue in the prior year related to the release of a provision following the CRTC decision on the final aggregated TPIA rates that dated back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 3.3% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the second quarter of fiscal 2022, the current quarter revenue decreased by $2 million, or 0.2%.

•

Business revenue of $153 million for the third quarter of fiscal 2022 increased $8 million, or 5.5%, compared to the third quarter of fiscal 2021, due to Internet revenue growth and continued demand for the Smart suite of products.

•	As compared to the second quarter of fiscal 2022, the current quarter revenue was flat at $153 million.

•

Wireline revenue for the first nine months of fiscal 2022 decreased $55 million, or 1.7%, compared to the first nine months of fiscal 2021, primarily due to a $87 million decrease in Consumer revenue which includes an incremental $15 million in revenue in the prior year related to the accrual and release of a provision following the CRTC decision on the final aggregated TPIA rates that dated back to August 2019. Excluding the TPIA adjustment, Consumer revenue decreased 2.6% as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. This was partially offset by a $32 million increase in Business revenue which includes approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications recorded in the first quarter of fiscal 2022.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the third quarter of fiscal 2022 of $515 million decreased 2.3%, or $12 million, from $527 million in the third quarter of fiscal 2021. The decrease was primarily due to the decrease in Consumer revenue and includes the TPIA adjustment in the prior year which was effectively offset by equity-based compensation adjustments due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions, both also recorded in the prior year.

Shaw Communications Inc.

•

As compared to the second quarter of fiscal 2022, Wireline adjusted EBITDA for the current quarter increased by $6 million, or 1.2%, driven by lower equity-based compensation costs primarily due to the impact of a decrease on Shaw’s share price in the quarter and an adjustment to employee benefit provisions recorded in the current quarter

•

Adjusted EBITDA for the first nine months of fiscal 2022 of $1.55 billion decreased 3.2%, or $51 million, from $1.60 billion compared to the first nine months of fiscal 2021. The decrease was primarily due to a decrease in Consumer revenue and includes the TPIA adjustment in the prior year which was effectively offset by equity-based compensation adjustments due to the significant increase in Shaw’s share price and adjustments to employee benefit provisions, both also recorded in the prior year, partially offset by an increase in Business service revenue.

Wireless

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Service	245	225	8.9	722	658	9.7
Equipment and other	66	73	(9.6)	244	293	(16.7)

Wireless revenue	311	298	4.4	966	951	1.6
Adjusted EBITDA(1)	129	115	12.2	362	287	26.1

Adjusted EBITDA margin(1)	41.5%	38.6%	7.5	37.5%	30.2%	24.2

(1)	See “Non-GAAP and additional financial measures.”

The Wireless division added 35,012 net postpaid and prepaid subscribers in the quarter, consisting of 19,392 postpaid additions and 15,620 prepaid additions. Postpaid net additions were down compared to the prior year due to continued strong wireless competition, a limited supply of key devices, bundle adjustments effective in late 2021 for Shaw Mobile, and moderating demand for Shaw Mobile plans.

Revenue highlights include:

•

Revenue of $311 million for the third quarter of fiscal 2022 increased $13 million, or 4.4%, over the third quarter of fiscal 2021. This was primarily due to a $20 million, or 8.9%, increase in service revenue due to an increased subscriber base, partially offset by $7 million, or 9.6%, decrease in equipment revenue as the number of devices sold in the quarter decreased compared to the prior year. There was a 7.4% and 0.2% year-over-year decrease in ABPU to $37.56 and ARPU to $36.86, respectively.

•

As compared to the second quarter of fiscal 2022, the current quarter revenue decreased $12 million, or 3.7%, driven by a $19 million decrease in equipment revenue, partially offset by an increase in service revenue of $7 million, which includes the impact of the increase in ABPU (up from $37.38 in the second quarter of fiscal 2022 to $37.56 in the current quarter). Meanwhile, ARPU increased quarter-over-quarter (from $36.43 in the second quarter of fiscal 2022 to $36.86 in the current quarter).

•

Revenue of $966 million for the first nine months of fiscal 2022 increased $15 million, or 1.6%, over the first nine months of fiscal 2021. This was primarily due to a $64 million, or 9.7%, increase in service revenue due to an increased subscriber base, partially offset by a $49 million, or 16.7%, decrease in equipment revenue as more consumers took advantage of bring your own device plans.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $129 million for the third quarter of fiscal 2022 improved by $14 million, or 12.2%, over the third quarter of fiscal 2021. The increase is mainly due to continued service revenue growth as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 41.5% compared to 38.6% in the prior year.

Shaw Communications Inc.

•

As compared to the second quarter of fiscal 2022, adjusted EBITDA for the current quarter increased $6 million, or 4.9%, primarily due to the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

•

Adjusted EBITDA for the first nine months of fiscal 2022 increased $75 million, or 26.1%, compared to the first nine months of fiscal 2021. The increase is mainly due to continued service revenue growth and the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 37.5% compared to 30.2% in the prior year.

Capital expenditures and equipment costs

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Wireline
New housing development	35	29	20.7	97	79	22.8
Success-based	70	35	100.0	168	113	48.7
Upgrades and enhancements	107	75	42.7	307	248	23.8
Replacement	12	8	50.0	29	23	26.1
Building and other	13	16	(18.8)	45	39	15.4

Total as per Note 3 to the unaudited interim consolidated financial statements	237	163	45.4	646	502	28.7

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	29	70	(58.6)	98	214	(54.2)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	266	233	14.2	744	716	3.9

In the third quarter of fiscal 2022, capital investment of $266 million increased $33 million, or 14.2%, from the comparable period in fiscal 2021. There was a $74 million increase in Wireline spending due to higher investments in combined upgrades, enhancements and replacement categories as well as an increase in new housing development and success-based capital, which was partially offset by a $41 million decrease in Wireless spending as a result of lower planned capital expenditures.

Wireline highlights for the quarter include:

•	For the quarter, investment in combined upgrades, enhancements and replacement categories was $119 million which is an increase of $36 million, or 43.4%, over the prior year period.

•

Investments in new housing development were $35 million, a $6 million, or 20.7%, increase over the prior year period, driven by higher residential and commercial customer network growth and acquisition in the current year.

•	Success-based capital for the quarter of $70 million was $35 million, or 100%, higher than the third quarter of fiscal 2021 primarily due to higher equipment purchases in the period.

•	Investments in buildings and other in the amount of $13 million was $3 million lower year-over year primarily due to higher proceeds on the disposal of certain network assets in the current period.

Wireless highlights for the quarter include:

•	Capital investment of $29 million in the third quarter decreased relative to the third quarter of fiscal 2021 by $41 million, primarily due to lower planned network related investment in the quarter.

Shaw Communications Inc.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. The Company recorded restructuring costs of $12 million in the first quarter of fiscal 2021, $1 million in the second quarter of fiscal 2021, and $1 million in the third quarter of fiscal 2021, in each case primarily related to severance and employee related costs. There were no restructuring activities in fiscal 2022.

Amortization

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Amortization revenue (expense)
Deferred equipment revenue	2	3	(33.3)	7	9	(22.2)
Deferred equipment costs	(11)	(11)	—	(30)	(37)	(18.9)
Property, plant and equipment, intangibles and other	(295)	(292)	1.0	(886)	(881)	0.6

Amortization of property, plant and equipment, intangibles and other increased 1.0% for the three months ended May 31, 2022 and increased 0.6% for the nine months ended May 31, 2022, when compared to the same periods in fiscal 2021. The increase in amortization reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Amortization of financing costs – long-term debt	1	1	—	2	2	—
Interest expense	66	31	>100.0	196	164	19.5

Interest expense for the three and nine months ended May 31, 2022 increased $35 million, or 112.9%, and $32 million, or 19.5%, respectively, over the comparable periods which primarily reflects a $35 million reduction of tax related interest expense in the third quarter of the prior year.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, realized and unrealized gains and losses on private investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments in this category. In the first, second, and third quarters of fiscal 2022, the Company recorded $2 million, $3 million, and $8 million respectively, in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional costs compared to $18 million in Rogers-Shaw Transaction-related costs in the third quarter of fiscal 2021.

Income taxes

Income taxes are higher in the quarter compared to the third quarter of fiscal 2021 due mainly to a revision to liabilities for uncertain tax positions that became statute barred in the prior year, which decreased income tax expense by $125 million.

Shaw Communications Inc.

Supplementary quarterly financial information

	2022		2021				2020
(millions of Canadian dollars except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,346	1,359	1,386	1,377	1,375	1,387	1,370	1,349
Adjusted EBITDA(1)	644	632	633	614	642	637	607	594
Restructuring costs	—	—	—	—	(1)	(1)	(12)	—
Amortization	(304)	(305)	(300)	(310)	(300)	(303)	(305)	(312)
Amortization of financing costs	(1)	—	(1)	—	(1)	—	(1)	(1)
Interest expense	(66)	(65)	(65)	(67)	(31)	(67)	(66)	(68)
Other income (expense)	(3)	(5)	(4)	(6)	(21)	26	(2)	(1)
Income taxes	(67)	(61)	(67)	21	66	(75)	(58)	(37)
Net income(2)	203	196	196	252	354	217	163	175
Earnings per share
Basic	0.41	0.39	0.39	0.50	0.71	0.43	0.31	0.34
Diluted	0.41	0.39	0.39	0.50	0.70	0.43	0.31	0.34

Other Information
Cash flows from operating activities	564	487	362	590	560	473	300	632
Free cash flow(1)	217	217	236	180	308	248	225	152
Capital expenditures and equipment costs	266	249	229	287	233	250	234	307

(1)	See “Non-GAAP and additional financial measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests.

F22 Q3 vs F22 Q2

In the third quarter of fiscal 2022, net income increased $7 million compared to the second quarter of fiscal 2022 mainly due to an increase in adjusted EBITDA of $12 million, partially offset by an increase in interest expense of $1 million and a $6 million increase in income taxes, all in the third quarter.

F22 Q2 vs F22 Q1

In the second quarter of fiscal 2022, net income was flat compared to the first quarter of fiscal 2022 mainly due to a $6 million decrease in income taxes and a decrease in adjusted EBITDA of $1 million, partially offset by an increase in amortization of $5 million and an increase in Rogers-Shaw Transaction-related costs of $1 million, all in the second quarter.

F22 Q1 vs F21 Q4

In the first quarter of fiscal 2022, net income decreased $56 million compared to the fourth quarter of fiscal 2021 mainly due to an $88 million increase in taxes in the first quarter as a result of the recognition of a tax benefit associated with previously unrecognized tax losses in the fourth quarter partially offset by a $19 million increase in adjusted EBITDA and a $10 million decrease in amortization expense, all in the first quarter.

F21 Q4 vs F21 Q3

In the fourth quarter of fiscal 2021, net income decreased $102 million compared to the third quarter of fiscal 2021 mainly due to a $36 million increase in interest expense and a $126 million increase in current taxes in the fourth quarter as a result of a revision to liabilities for uncertain tax positions which reduced these expenses by $35 million and $125 million respectively in the third quarter as well as a $28 million decrease in adjusted EBITDA partially offset by an $81 million decrease in deferred taxes resulting mainly from the recognition of a tax benefit associated with previously unrecognized tax losses and a decrease of $15 million in other expenses mainly due to lower Rogers-Shaw Transaction-related costs, all in the fourth quarter.

Shaw Communications Inc.

F21 Q3 vs F21 Q2

In the third quarter of fiscal 2021, net income increased $137 million compared to the second quarter of fiscal 2021 mainly due to a $131 million decrease in current income taxes expense and a $36 million decrease in interest expense mainly due to a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced these expenses by $125 million and $35 million respectively, a $9 million decrease in deferred taxes, and a $5 million increase in adjusted EBITDA, partially offset by $18 million in Rogers-Shaw Transaction-related advisory, legal, financial, and other professional fees in the quarter and the impact of the $27 million fair value gain on private investments recorded in the second quarter.

F21 Q2 vs F21 Q1

In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

F21 Q1 vs F20 Q4

In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes, partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

Shaw Communications Inc.

Financial position

Total assets were $15.8 billion at May 31, 2022 compared to $15.8 billion at August 31, 2021. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2021.

Current assets increased $101 million primarily due to increases in cash of $135 million, accounts receivable of $35 million, other current assets of $36 million, and inventories of $13 million, partially offset by decreases in income taxes recoverable of $87 million and the current portion of contract assets of $31 million. Cash increased primarily due to funds flow from operations, partially offset by the payment of $444 million in dividends, cash outlays for investing activities, and payment of lease liabilities. Refer to “Liquidity and capital resources” for more information.

Accounts receivable increased $35 million mainly due to timing and a decrease in the allowance for doubtful accounts.

The current portion of contract assets decreased $31 million over the period due to a $2 million decrease in deferred Wireline costs as a result of lower onboarding promotional activity for new subscribers over the past year and a $29 million decrease due to a decrease in Wireless subscribers participating in the Company’s discretionary wireless handset discount program over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers are recorded as a contract asset and amortized over the life of the contract against future service revenues while the portion of the Wireless discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $147 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Current liabilities decreased $157 million during the period primarily due to a decrease in accounts payable of $169 million, current portion of contract liabilities of $9 million, and current portion of derivatives of $1 million. This decrease was partially offset by an $18 million increase in income taxes payable, a $3 million increase in current portion of lease liabilities and a $1 million increase in current provisions.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including capital expenditures, interest and employee incentive plans.

Lease liabilities decreased $68 million mainly due to principal repayments of $85 million in the period, partially offset by an increase of $18 million in net new lease liabilities.

Shareholders’ equity increased $256 million mainly due to an increase in retained earnings. Retained earnings increased as the current period net income of $595 million was greater than the dividends of $394 million. Share capital increased $13 million due to the issuance of 454,285 and 10,085 Class B Shares under the Company’s stock option plan and RSU plan, respectively. Accumulated other comprehensive loss decreased $42 million primarily due to the remeasurement recorded on employee benefit plans.

As at June 15, 2022, there were 477,029,107 Class B Shares and 22,372,064 Class A Shares issued and outstanding. As at June 15, 2022, 6,964,027 Class B Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Shaw Communications Inc.

Liquidity and capital resources

In the nine-month period ended May 31, 2022, the Company generated $670 million of free cash flow and increased its cash balance $135 million. Shaw used its remaining free cash flow and proceeds from the issuance of Class B Shares of $12 million to pay common share dividends of $444 million, pay $13 million in Rogers-Shaw Transaction-related costs, and fund the net working capital change.

Debt structure and financial policy

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at May 31, 2022, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at May 31, 2022). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of the Company’s other assets. Effective May 26, 2022, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 31, 2023.

As at May 31, 2022, the net debt leverage ratio for the Company was 2.2x. The terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	May 31, 2022	August 31, 2021
Short-term borrowings	200	200
Current portion of long-term debt	1	1
Current portion of lease liabilities	113	110
Long-term debt	4,551	4,549
Lease liabilities	1,064	1,135
Cash and cash equivalents	(490)	(355)

(A) Net debt(2)	5,439	5,640
(B) Adjusted EBITDA(2)	2,523	2,500

(A/B) Net debt leverage ratio(3)	2.2x	2.3x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Non-GAAP and additional financial measures.”
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and ended November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020. In connection with the announcement of the Rogers-Shaw Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program.

Shaw Communications Inc.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at May 31, 2022	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.74:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	10.91:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are broadly defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at May 31, 2022, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

As at May 31, 2022, the Company had $490 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Cash Flow

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Change %	2022	2021	Change %
Funds flow from operations	518	708	(26.8)	1,505	1,735	(13.3)
Net change in non-cash balances related to operations	46	(148)	>100.0	(92)	(402)	77.1

	564	560	0.7	1,413	1,333	6.0

For the three months ended May 31, 2022, the cash received from operating activities increased slightly over the comparable period in fiscal 2021 primarily due to an increase in the net change in non-cash balances related to operations in the funds flow from operations, partially offset by a decrease in funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payments of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	Decrease	2022	2021	Increase
Cash used in investing activities	(254)	(260)	(6)	(760)	(746)	14

For the three months ended May 31, 2022, the cash used in investing activities decreased by $6 million over the comparable period in fiscal 2021 primarily due to an increase in proceeds on disposal of property, plant and equipment of $10 million and decrease in additions to equipment costs of $3 million, partially offset by increases in additions to property, plant and equipment of $3 million and additions to other intangibles of $4 million.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	2022	2021
Repayment of long-term debt	(1)	(1)	(1)	(1)
Payment of lease liabilities [note 6]	(27)	(24)	(85)	(82)
Issue of Class B Shares [note 11]	5	14	12	15
Purchase of Class B Shares	—	(36)	—	(336)
Dividends paid on Class A Shares and Class B Shares	(148)	(148)	(444)	(449)
Dividends paid on Preferred Shares	—	(2)	—	(6)

	(171)	(197)	(518)	(859)

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2021 and May 31, 2022.

Accounting standards

The MD&A included in the Company’s Annual Report for the year ended August 31, 2021 outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the 2021 Annual Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2021. The condensed interim Consolidated Financial Statements follow the same accounting policies and methods of application as the 2021 Annual Consolidated Financial Statements.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2021 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2021.

There has been no material change in the Company’s transactions with related parties between August 31, 2021 and May 31, 2022.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2021 and May 31, 2022. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2021 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2021.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (ICFR), are discussed in the Company’s MD&A for the year ended August 31, 2021 under “Certification.” As at May 31, 2022, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR in fiscal 2022.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2021 under “Known Events, Trends, Risks and Uncertainties.” Developments of note since then are as follows:

The completion of the Rogers-Shaw Transaction is still subject to the two remaining regulatory approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) which may delay or prevent completion of the Rogers-Shaw Transaction

On May 30, 2022, Rogers and Shaw entered into an interim consent agreement with the Commissioner, pursuant to which Rogers and Shaw have agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. On June 17, 2022, Rogers, Shaw and Quebecor announced a divestiture agreement for the sale of Freedom Mobile to Quebecor, which is still subject to regulatory approval by the Commissioner and the Minister, and conditional on: (i) the completion of the Rogers-Shaw Transaction; and (ii) entering into definitive documentation on or before July 15, 2022, or such later date as Rogers and Quebecor reasonably agree to in writing. Shaw, Rogers and Quebecor strongly believe the divestiture agreement effectively addresses the concerns raised by the Commissioner and the Minister regarding viable and sustainable wireless competition in Canada in order to obtain approval of the Rogers-Shaw Transaction.

If the Commissioner does not approve the terms of the divestiture agreement, which provides for the sale of Freedom Mobile to Quebecor, it is unlikely a negotiated settlement will be reached. In that case, Rogers and Shaw will be permitted to close the Rogers-Shaw Transaction only if the Tribunal declines to prohibit the Rogers-Shaw Transaction, as requested by the Commissioner. Separate from the Tribunal proceedings, Rogers and Shaw must also obtain ISED approval for all applicable spectrum licence transfers. Although Rogers’ and Shaw’s belief that the Commissioner’s application is without merit is strengthened by the agreement concluded with Quebecor for the sale of Freedom Mobile, the outcome of a Tribunal hearing or any associated appeals is inherently uncertain and could: (i) result in significant delays to either the closing or the termination of the Rogers-Shaw Transaction; or (ii) prevent the closing of the Rogers-Shaw Transaction. There can also be no assurance of ISED approval being received, received on time, or at all. There can also be no assurance that the Outside Date (as defined in the Arrangement Agreement) of the Rogers-Shaw Transaction will be further extended by the parties (if required). In addition, a significant portion of Rogers’ debt financing to fund the purchase price for the Rogers-Shaw Transaction is subject to mandatory redemption if the Rogers-Shaw Transaction has not closed prior to December 31, 2022. Any delay in closing beyond this date will require Rogers to either refinance such debt financing or obtain a consent from the holders of such debt to amend the date for the mandatory redemption provisions, and there can be no guarantee that Rogers will be able to complete any such refinancing or amendment on terms that are acceptable to Rogers, or at all.

Shaw Communications Inc.

Government regulations and regulatory developments

See the Company’s MD&A for the year ended August 31, 2021 for a discussion of the significant regulations that affected our operations as of October 29, 2021. The following is a list of the significant regulatory developments since that date.

For a discussion of the regulatory approval processes related to the Rogers-Shaw Transaction in the Annual Report, see “About our Business – Shaw and Rogers Transaction” and “Known Events, Trends Risks and Uncertainties – Risks Related to the Transaction – The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay”.

Broadcasting Act

Legislative Changes and Other Government Actions

On December 16, 2021, the Federal Government issued Ministerial mandate letters. The Minister of Canadian Heritage has been directed to “reintroduce legislation to reform the Broadcasting Act to ensure foreign web giants contribute to the creation and promotion of Canadian stories and music.” The fulfillment of the foregoing Ministerial mandate could lead to legislative changes and the introduction of new regulatory measures that result in new costs and fees payable by the Company in connection with its provision of digital media services, result in new competition in the provision of broadcasting distribution services, and/or negatively impact the Company’s financial results from broadcasting.

On February 2, 2022, the Minister of Heritage introduced a bill to amend the Broadcasting Act (Bill C-11). Bill C-11 completed second reading on May 12, 2022. On June 14, 2022, the Standing Committee on Canadian Heritage completed its study of the bill and presented its report to the House of Commons on June 15, 2022. On June 21, 2022, Bill C-11 passed Third Reading in the House of Commons and was sent to the Senate for consideration. The Senate completed First Reading on June 21, 2022. While Bill C-11 does not introduce material new obligations applicable to or fees payable by the Company’s cable, Direct-to-Home (DTH), Satellite Relay Distribution or digital media services, the Bill remains subject to amendment prior to its passage, pursuant to the parliamentary process. In addition, the CRTC will, subsequent to any royal assent to Bill C-11, engage in one or more proceedings to align Canadian broadcasting regulation with the amended Broadcasting Act. Furthermore, the Minister of Heritage has indicated that the CRTC’s subsequent regulatory processes will be subject to a Direction by the Governor-in-Council that sets out the Government’s expectations with respect to how the newly-incorporated amendments to the Broadcasting Act should be reflected in regulation, which Direction may also specify the requirement that new regulations be brought into force within a relatively short timeframe.

The implementation of new regulatory measures in connection with Bill C-11 could impact the Company’s cable and DTH services if regulatory fees and obligations are not applied symmetrically as between licensed and unlicensed entities.

Shaw Communications Inc.

Telecommunications Act

New Government Policy Direction to CRTC Regarding Telecommunications

On June 4, 2022, the Government published a proposed Policy Direction in the Canada Gazette with respect to the CRTC’s oversight of telecommunications regulation. The Telecommunications Act provides authority for the Government to issue directions of general application to the CRTC on broad policy matters, which are intended to lay out the Government’s priorities for telecommunications. The Government has proposed that the new Policy Direction repeal and replace both of the existing Policy Directions introduced in 2006 and 2019. The Company and other parties have the opportunity to comment on, and propose changes to, the proposed Policy Direction until July 19, 2022, and it is expected to come into force in late 2022. The new Policy Direction, as proposed, would maintain most of the 2019 Policy Direction, which directs the CRTC to consider how measures can promote all forms of competition as well as affordability, consumer interests and innovation. It also retains an instruction from the 2006 Policy Direction that regulatory measures should be efficient and proportionate to their purpose, but disposes of that Policy Direction’s emphasis on reliance on market forces. Most of the proposed Policy Direction is new and includes specific instructions to the CRTC on fixed internet and mobile wireless competition, consumer welfare, and universal access policy matters. Once implemented in its final form, the Policy Direction will apply to all telecommunications regulatory measures, including those affecting the Company’s Consumer and Business Internet and Phone services, wholesale telecommunications services, and Wireless services. The impact of the Policy Direction will depend on the final text and how the CRTC interprets and applies it in the context of specific matters and proceedings.

Wireless Review – Petition of Data On Tap Inc.

On April 14, 2022, Cabinet rejected the petition of Data on Tap Inc. (a mobile virtual network operator (“MVNO”) operating as “dotmobile”) to vary the CRTC’s Wireless Review decision. Data On Tap Inc. had sought broadened access to mandated MVNO through the elimination of certain eligibility criteria and the time limitation, as well as regulated rates.

Imposition of an Administrative Monetary Penalty on Bell Canada

In April 2021, the CRTC found that Bell Canada had breached three sections of the Telecommunications Act in relation to its processing of permit applications, filed by Videotron Ltd., for access to Bell’s support structures. Following a public consultation to determine the appropriateness of issuing an administrative monetary penalty (“AMP”) in relation to the violations, on June 15, 2022, the CRTC imposed a $7.5M AMP on Bell Canada. The imposition of an AMP for violations of this nature suggests an increasing willingness on the part of the CRTC to use this enforcement tool, heightening the risk of such penalties for contraventions of the Telecommunications Act, regulations, or CRTC decisions in the future.

Radiocommunication Act

Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz Bands

On June 6, 2022, ISED initiated a new consultation on the licensing framework for spectrum in the 26, 28 and 38 GHz (also known as “millimetre wave” or “mmWave”) bands. The consultation follows ISED’s 2019 decision to make 1850 MHz of spectrum in the 26-28 GHz bands and 2400 MHz of spectrum in the 38 GHz band available for mobile use. In this consultation, ISED seeks comment on its proposal to implement pro-competitive measures in the mmWave auction through the use of an 800 MHz set-aside or cap (across all bands). ISED also seeks input on appropriate licence tier size and term, deployment obligations, auction format, and treatment of existing users in the bands. The consultation will close on October 7, 2022. The outcome of the auction could enhance competition in the wireless sector.

Consultation on a Policy and Licensing Framework for Spectrum in the 3800 MHz Band

Parties have filed their initial and reply comments in connection with ISED consultation on the policy and licensing framework for the 3800 MHz spectrum band (3650-4200 MHz). The consultation considered the implementation of pro-competitive measures, in the form of a set-aside, a cross-band cap applicable to cumulative 3500 MHz and 3800 MHz holdings, or a combination of both. ISED also sought comments on, among other things, licence tier sizes and conditions, and auction format and rules. The consultation is now closed and ISED is expected to render its decision in the second half of 2022. The 3800 MHz auction is anticipated to take place in 2023. The outcome of this auction could increase competition in the wireless sector.

Shaw Communications Inc.

New Licence-Exempt Spectrum Consultations

On February 24, 2022, ISED commenced two consultations on the potential release of additional spectrum for licence-exempt use. This includes spectrum in the 5850-5895 MHz range and various high-frequency ranges above 95 GHz. These consultations could result in additional spectrum being made available for licence-exempt technologies including Wi-Fi and the Internet of Things. These consultations are now closed. Decisions from ISED are expected in Fall 2022.

Copyright Act

Legislative Changes and Other Government Actions

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to mandate letters issued December 16, 2021, “to amend the Copyright Act to further protect artists, creators and copyright holders, including to allow resale rights for artists.” Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights and/or the scope of flexibility pursuant to exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Judicial Review of the Distant Television Signal Retransmission Tariff Rates (2014-2018)

On December 18, 2018, the Copyright Board released a rate decision for the Distant Television Signal Retransmission Tariff (the “Tariff”) for the past tariff period of 2014-2018, inclusive, which introduced a rate increase that applied retroactively, and established an interim tariff for the 2019-2023 period based on the 2018 rate. Both the collective societies representing distant television signal retransmission rightsholders (the “Collectives”) and Objectors – including the Company – filed a Notice of Application for judicial review with the FCA on November 4, 2019. On July 23, 2021, the FCA dismissed the Objectors’ application on all grounds, and granted the Collectives’ application on two grounds, for the years 2016-2018, requiring the Copyright Board to redetermine two valuation issues related to the Tariff. On September 29, 2021, the Objectors filed an application for leave to appeal the FCA decision with the Supreme Court of Canada (“SCC”). On March 24, 2022, the SCC leave application was dismissed. The Board’s redetermination of the valuation issues could subject the Company to significantly increased royalty rates for the 2016-2018 period.

Privacy and Anti-Spam Legislation

The Minister of Innovation, Science and Industry was directed, pursuant to a mandate letter issued December 16, 2021, to introduce legislation to advance the Digital Charter, strengthen privacy protections for consumers and provide a clear set of rules that ensure fair competition in the online marketplace. On June 16, 2022, the Government introduced Bill C-27, the Digital Charter Implementation Act, 2022 (“DCIA 2022”). The proposed legislation builds upon the Government’s previous attempt to modernize Canada’s Privacy Laws (Bill C-11, which was introduced in November 2020 but did not proceed to passage) and will replace Canada’s existing federal privacy statute (the Personal Information Protection and Electronic Documents Act). The DCIA 2022 is comprised of 3 proposed Acts: the Consumer Privacy Protection Act; the Personal Information and Data Protection Tribunal Act; and the Artificial Intelligence and Data Act. The DCIA 2022 is expected to pass as early as Fall 2022, and will include a significant transition period prior to its coming into force. It will require the Company to incur costs to adjust its policies and practices related to privacy, as well as data collection, management, disposal, access practices and the usage of Artificial Intelligence to ensure compliance; could limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance.

Shaw Communications Inc.

Cybersecurity Legislation

On June 14, 2022, the Government introduced new cybersecurity legislation, Bill C-26, An Act Respecting Cyber Security (the “Bill”). The Bill will modify the Telecommunications Act to grant the Governor in Council and the Minister of Innovation, Science and Industry broad powers to mandate any necessary action to protect Canada’s telecommunications system. In addition, the legislation introduces the Critical Cyber Systems Protection Act (“CCSPA”) which aims to strengthen baseline cybersecurity for services and systems that are vital to national security and public safety, and which will introduce a regulatory regime requiring operators in the telecommunications, finance, federally regulated energy, and federally regulated transport sectors to protect their critical cyber systems. The Bill introduces significant fines for non-compliance, up to $10 million for the first violation of an Order issued or regulations introduced pursuant to the proposed amendments to the Telecommunications Act, and $15 million for the first and any subsequent violations of the CCSPA and regulations introduced pursuant to the CCSPA. Such changes could result in the Company incurring significant new costs to ensure compliance or, in the event of any finding of non-compliance, as penalties in connection therewith. Bill C-26 has received First Reading in the House. While the timing for subsequent readings, referral to Committee for consideration, and passage have not yet been determined, the Bill may be passed into law by the end of the year.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	May 31, 2022	August 31, 2021
ASSETS
Current
Cash and cash equivalents	490	355
Accounts receivable	336	301
Income taxes recoverable	—	87
Inventories	76	63
Other current assets [note 4]	367	331
Current portion of contract assets [note 13]	66	97

	1,335	1,234
Investments and other assets [note 18]	70	70
Property, plant and equipment	5,872	6,019
Other long-term assets [note 5]	175	163
Deferred income tax assets	2	2
Intangibles	8,003	7,996
Goodwill	280	280
Contract assets [note 13]	23	28

	15,760	15,792

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 7]	200	200
Accounts payable and accrued liabilities	819	988
Provisions [note 8]	47	46
Income taxes payable	18	—
Current portion of contract liabilities [note 13]	204	213
Current portion of long-term debt [notes 9 and 18]	1	1
Current portion of lease liabilities [note 6]	113	110
Current portion of derivatives	1	2

	1,403	1,560
Long-term debt [notes 9 and 18]	4,551	4,549
Lease liabilities [note 6]	1,064	1,135
Other long-term liabilities [note 10]	7	26
Provisions [note 8]	78	77
Deferred credits	377	389
Contract liabilities [note 13]	18	15
Deferred income tax liabilities	1,963	1,998

	9,461	9,749
Shareholders’ equity [notes 11 and 16]
Common and preferred shareholders	6,299	6,043

	15,760	15,792

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	2022	2021
Revenue [notes 3 and 13]	1,346	1,375	4,091	4,132
Operating, general and administrative expenses [note 14]	(702)	(733)	(2,181)	(2,246)
Restructuring costs [note 14]	—	(1)	—	(14)
Amortization:
Deferred equipment revenue	2	3	7	9
Deferred equipment costs	(11)	(11)	(30)	(37)
Property, plant and equipment, intangibles and other	(295)	(292)	(886)	(881)

Operating income	340	341	1,001	963
Amortization of financing costs – long-term debt	(1)	(1)	(2)	(2)
Interest expense [note 9]	(66)	(31)	(196)	(164)
Other gains (losses) [note 15]	(3)	(21)	(13)	4

Income before income taxes	270	288	790	801
Current income tax (recovery) expense [note 3]	71	(88)	244	(8)
Deferred income tax (recovery) expense	(4)	22	(49)	75

Net income	203	354	595	734

Net income attributable to:
Equity shareholders	203	354	595	734

Earnings per share: [note 12]
Basic	0.41	0.71	1.19	1.44
Diluted	0.41	0.70	1.19	1.44

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	2022	2021
Net income	203	354	595	734
Other comprehensive income [note 16]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	(5)	1	(6)
Adjustment for hedged items recognized in the period	—	2	—	3

	(1)	(3)	1	(3)
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	10	4	41	27

	9	1	42	24

Comprehensive income	212	355	637	758

Comprehensive income attributable to:
Equity shareholders	212	355	637	758

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2022

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2021	4,199	27	1,876	(59)	6,043
Net income	—	—	595	—	595
Other comprehensive income	—	—	—	42	42

Comprehensive income	—	—	595	42	637
Dividends	—	—	(394)	—	(394)
Shares issued under stock option plan	13	(1)	—	—	12
Share-based compensation	—	1	—	—	1

Balance as at May 31, 2022	4,212	27	2,077	(17)	6,299

Nine months ended May 31, 2021

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2020	4,602	27	1,703	(99)	6,233
Net income	—	—	734	—	734
Other comprehensive income	—	—	—	24	24

Comprehensive income	—	—	734	24	758
Dividends	—	—	(451)	—	(451)
Shares issued under stock option plan	16	(1)	—	—	15
Shares repurchased	(129)	—	(207)	—	(336)
Preferred shares reclassified to current liabilities	(293)	—	(7)	—	(300)
Share-based compensation	—	1	—	—	1

Balance as at May 31, 2021	4,196	27	1,772	(75)	5,920

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2022	2021	2022	2021
OPERATING ACTIVITIES
Funds flow from operations [note 17]	518	708	1,505	1,735
Net change in non-cash balances	46	(148)	(92)	(402)

	564	560	1,413	1,333

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(230)	(227)	(645)	(641)
Additions to equipment costs (net) [note 3]	(1)	(4)	(9)	(16)
Additions to other intangibles [note 3]	(35)	(31)	(121)	(107)
Net additions to investments and other assets	—	—	(1)	(1)
Proceeds on disposal of property, plant and equipment	12	2	16	19

	(254)	(260)	(760)	(746)

FINANCING ACTIVITIES
Repayment of long-term debt	(1)	(1)	(1)	(1)
Payment of lease liabilities [note 6]	(27)	(24)	(85)	(82)
Issue of Class B Shares [note 11]	5	14	12	15
Purchase of Class B Shares	—	(36)	—	(336)
Dividends paid on Class A Shares and Class B Shares	(148)	(148)	(444)	(449)
Dividends paid on Preferred Shares	—	(2)	—	(6)

	(171)	(197)	(518)	(859)

Increase (Decrease) in cash	139	103	135	(272)
Cash, beginning of the period	351	388	355	763

Cash, end of the period	490	491	490	491

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A).

On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”). Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

Regulatory Approval Status

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction. On April 27, 2022, the National Pensioners Federation and Public Interest Advocacy Centre (NPF-PIAC) filed a Petition to the federal Cabinet requesting that the CRTC decision approving the change of ownership and effective control of Shaw’s licensed broadcasting assets be set aside or referred back to the CRTC for reconsideration and hearing. On June 22, 2022, Cabinet declined to consider the NPF-PIAC Petition.

The Rogers-Shaw Transaction remains under review by Innovation, Science and Economic Development Canada (“ISED”), as the Minister of Innovation, Science and Industry must approve any direct or indirect transfer of Shaw’s spectrum licences.

In accordance with the terms of the Arrangement Agreement, Rogers and Shaw filed pre-merger notifications pursuant to Part IX of the Competition Act (Canada) in April 2021 to trigger the Competition Bureau’s review of the Rogers-Shaw Transaction. On May 9, 2022, the Commissioner of Competition (the “Commissioner”) filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Competition Bureau’s case can be heard by the Tribunal. The Commissioner must ultimately prove his case before the Tribunal in a hearing in order to prevent the Rogers-Shaw Transaction from being completed.

On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. As a result, there is no need for the Tribunal to hear the Commissioner’s application for an interim injunction. Resolving the interim injunction application allows the parties to focus on addressing the Commissioner’s concerns with the Rogers-Shaw Transaction in order to reach a settlement.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Agreement to Sell Freedom Mobile to Quebecor

Subsequent to quarter-end, on June 17, 2022, Rogers and Shaw entered into a divestiture agreement for the sale of Freedom Mobile to Quebecor Inc. (“Quebecor”) for a purchase price of $2.85 billion (the “Freedom Transaction”), which is subject to regulatory approvals from the Commissioner and the Minister of Innovation, Science and Industry (the “Minister”), and conditional on: (i) the completion of the Rogers-Shaw Transaction; and (ii) entering into definitive documentation on or before July 15, 2022, or such later date as Rogers and Quebecor reasonably agree to in writing. Shaw, Rogers and Quebecor strongly believe the agreement effectively addresses the concerns raised by the Commissioner and the Minister regarding viable and sustainable wireless competition in Canada.

Under the terms of the divestiture agreement, Quebecor will acquire all Freedom Mobile-branded wireless and Internet customers as well as all of Freedom Mobile’s infrastructure, spectrum and retail locations. The agreement does not contemplate the divestiture of Shaw Mobile-branded wireless subscribers. The Freedom Transaction includes long-term agreements by Shaw and Rogers to provide Quebecor transport services (including backhaul and backbone), roaming services and other services for the provision of Freedom’s mobile wireless network. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. The parties will work expeditiously and in good faith to finalize definitive documentation on or before July 15, 2022, or such later date as Rogers and Quebecor reasonably agree to in writing. Closing of the Freedom Transaction will occur substantially concurrently with closing of the Rogers-Shaw Transaction.

Rogers and Shaw Continue to Work with Regulatory Authorities to Secure the Requisite Regulatory Approvals

Rogers and Shaw continue to engage constructively with the Competition Bureau in an effort to reach a negotiated settlement, which offers the most expeditious path forward to closing the Rogers-Shaw Transaction and delivering its benefits to Canadians. While the divestiture agreement with Quebecor provides a basis for advancing settlement negotiations with the Commissioner, Rogers and Shaw are also taking the necessary steps to oppose the Commissioner’s application to prevent the Rogers-Shaw Transaction. On June 3, 2022, each of Rogers and Shaw filed a written response disputing the basis for the Commissioner’s application, and on June 16, 2022, the Commissioner filed his written reply to these responses. On June 17, 2022, the Tribunal issued an order setting the timeframe for its consideration of the Commissioner’s application. The Tribunal’s scheduling order includes a voluntary mediation process, currently scheduled for July, in which the parties have agreed to participate. Should it be required, the Tribunal hearing of the Commissioner’s application is expected to occur in November and December of this calendar year.

In order to permit continued engagement with the pending regulatory approval processes, Rogers, Shaw and the Shaw Family Living Trust agreed to extend the Outside Date for closing the Rogers-Shaw Transaction from June 13, 2022 to July 31, 2022 in accordance with the terms of the Arrangement Agreement. Subject to receipt of all required approvals and satisfaction of all closing conditions, the parties are working towards closing of Rogers-Shaw Transaction on or before July 31, 2022. Nonetheless, the time required for Rogers and Shaw to address the Commissioner’s concerns and agree on the terms of a negotiated settlement with the Commissioner (or any associated litigation, including the Tribunal hearing), as well as ISED approval, and any appeals of the outcomes of these processes, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2022 were authorized for issue by the Board of Directors on June 30, 2022.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2021 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2021.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Revenue
Wireline	1,038	1,080	3,135	3,190
Wireless	311	298	966	951

	1,349	1,378	4,101	4,141
Intersegment eliminations	(3)	(3)	(10)	(9)

	1,346	1,375	4,091	4,132

Adjusted EBITDA(1)
Wireline	515	527	1,548	1,599
Wireless	129	115	362	287

	644	642	1,910	1,886
Restructuring costs	—	(1)	—	(14)
Amortization	(304)	(300)	(909)	(909)

Operating income	340	341	1,001	963

Current taxes
Operating	71	39	239	117
Other/non-operating	—	(127)	5	(125)

	71	(88)	244	(8)

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Capital expenditures accrual basis
Wireline	236	158	637	486
Wireless	29	70	98	214

	265	228	735	700

Equipment costs (net of revenue)
Wireline	1	5	9	16

Capital expenditures and equipment costs (net)
Wireline	237	163	646	502
Wireless	29	70	98	214

	266	233	744	716

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	230	227	645	641
Additions to equipment costs (net)	1	4	9	16
Additions to other intangibles	35	31	121	107

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	266	262	775	764
Increase/(decrease) in working capital and other liabilities related to capital expenditures	12	(27)	(15)	(29)
Less: Proceeds on disposal of property, plant and equipment	(12)	(2)	(16)	(19)

Total capital expenditures and equipment costs (net) reported by segments	266	233	744	716

4.	OTHER CURRENT ASSETS

	May 31, 2022	August 31, 2021
Prepaid expenses	127	103
Costs incurred to obtain or fulfill a contract with a customer(1)	61	59
Wireless handset receivables(2)	179	168
Current portion of derivatives	—	1

	367	331

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2021, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	OTHER LONG-TERM ASSETS

	May 31, 2022	August 31, 2021
Equipment costs subject to a deferred revenue arrangement	31	49
Long-term Wireless handset receivables	55	45
Costs incurred to obtain or fulfill a contract with a customer	38	33
Credit facility arrangement fees	2	3
Pension assets(1)	28	—
Other	21	33

	175	163

(1)

In the first nine months of the fiscal year, the accumulated benefit obligation of the Supplemental Executive Retirement Plan was adjusted by $88 as a result of a 190 bps increase in the discount rate from August 31, 2021, partially offset by a $40 decrease in the plan asset values, resulting in the plan being in a net asset position as at May 31, 2022.

6.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2021	1,245
Net additions	18
Interest on lease liabilities	31
Interest payments on lease liabilities	(31)
Principal payments of lease liabilities	(85)
Other	(1)

Balance as at May 31, 2022	1,177

Current	110
Long-term	1,135

Balance as at August 31, 2021	1,245

Current	113
Long-term	1,064

Balance as at May 31, 2022	1,177

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	SHORT-TERM BORROWINGS

Effective May 26, 2022, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 31, 2023.

A summary of our accounts receivable securitization program is as follows:

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Accounts receivable securitization program, beginning of period	200	200	200	200

Accounts receivable securitization program, end of period	200	200	200	200

	May 31, 2022	August 31, 2021
Trade accounts receivable sold to buyer as security	413	416
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	213	216

8.	PROVISIONS

	Asset retirement obligations $	Restructuring(1) $	Other $	Total $
Balance as at August 31, 2021	77	2	44	123
Additions	—	—	2	2
Accretion	1	—	—	1
Payments	—	(1)	—	(1)

Balance as at May 31, 2022	78	1	46	125

Current	—	2	44	46
Long-term	77	—	—	77

Balance as at August 31, 2021	77	2	44	123

Current	—	1	46	47
Long-term	78	—	—	78

Balance as at May 31, 2022	78	1	46	125

(1)

During fiscal 2018 the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative and in fiscal 2021 the Company made a number of changes to its organizational structure. A total of $1 has been paid in fiscal 2022 relating to these initiatives. The remaining costs are expected to be paid out within the next 8 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	LONG-TERM DEBT

	May 31, 2022				August 31, 2021
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	499	1	500	499	1	500
4.35% due January 31, 2024	4.35	499	1	500	499	1	500
3.80% due March 1, 2027	3.84	299	1	300	299	1	300
4.40% due November 2, 2028	4.40	497	3	500	497	3	500
3.30% due December 10, 2029	3.41	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	497	3	500	496	4	500
6.75% due November 9, 2039	6.89	1,422	28	1,450	1,421	29	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,505	45	4,550	4,503	47	4,550
Other

Burrard Landing Lot 2 Holdings Partnership	Various	47	—	47	47	—	47

Total consolidated debt		4,552	45	4,597	4,550	47	4,597
Less current portion(2)		1	—	1	1	—	1

		4,551	45	4,596	4,549	47	4,596

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

Interest Expense

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Interest expense – long-term debt	58	55	168	166
Amortization of senior notes discounts	—	—	—	1
Interest income – short-term (net)	(1)	(1)	(2)	(4)
Interest on lease liabilities (note 6)	10	12	31	34
Interest expense – other	(1)	(35)	(1)	(33)

	66	31	196	164

10.	OTHER LONG-TERM LIABILITIES

	May 31, 2022	August 31, 2021
Pension liabilities(1)	2	21
Post retirement liabilities	5	5

	7	26

(1)

The pension liabilities as at May 31, 2022 relate to the Company’s Executive Retirement Plan. For details on the changes to the Company’s Supplemental Executive Retirement Plan, please refer to note 5.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2022 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
August 31, 2021	22,372,064	2	476,537,262	4,197
Issued upon stock option plan exercises	—	—	454,285	13
Issued upon restricted share unit exercises	—	—	10,085	—

May 31, 2022	22,372,064	2	477,001,632	4,210

Normal Course Issuer Bid

On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and ended November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020. In connection with the announcement of the Rogers-Shaw Transaction on March 15, 2021 (as discussed in more detail in Note 1), the Company suspended share buybacks under its NCIB program.

12.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Numerator for basic and diluted earnings per share ($)
Net income	203	354	595	734
Deduct: dividends on Preferred Shares	—	(2)	—	(6)

Net income attributable to common shareholders	203	352	595	728

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	499	499	499	505
Effect of dilutive securities(1)	2	2	2	—

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	501	501	501	505

Earnings per share ($)
Basic	0.41	0.71	1.19	1.44
Diluted	0.41	0.70	1.19	1.44

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2022, nil (May 31, 2021 – nil) and nil (May 31, 2021 – 4,072,443) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

13.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at August 31, 2021	125	228
Increase in contract assets from revenue recognized during the year	84	—
Contract assets transferred to trade receivables	(104)	—
Contract terminations transferred to trade receivables	(16)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(219)
Increase in contract liabilities during the year	—	213

Balance as at May 31, 2022	89	222

	Contract Assets	Contract Liabilities
Current	97	213
Long-term	28	15

Balance as at August 31, 2021	125	228

Current	66	204
Long-term	23	18

Balance as at May 31, 2022	89	222

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the nine months ended May 31, 2022. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2021	92
Additions to deferred commission cost assets	68
Amortization recognized on deferred commission cost assets	(61)

Balance as at May 31, 2022	99

Current	59
Long-term	33

Balance as at August 31, 2021	92

Current	61
Long-term	38

Balance as at May 31, 2022	99

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Services
Wireline – Consumer	885	935	2,668	2,755
Wireline – Business	153	145	467	435
Wireless	245	225	722	658

	1,283	1,305	3,857	3,848

Equipment and other
Wireless	66	73	244	293

	66	73	244	293

Intersegment eliminations	(3)	(3)	(10)	(9)

Total revenue	1,346	1,375	4,091	4,132

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at May 31, 2022.

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years	Thereafter	Total
Wireline	1,770	772	155	84	22	3	2,806
Wireless	337	102	—	—	—	—	439

Total	2,107	874	155	84	22	3	3,245

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

14.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Employee salaries and benefits(1)	168	183	502	490
Purchase of goods and services	534	551	1,679	1,770

	702	734	2,181	2,260

(1)	For the three and nine months ended May 31, 2022, employee salaries and benefits include $nil (2021 – $1) and $nil (2021 – $14) in restructuring costs, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	OTHER GAINS (LOSSES)

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Gain on disposal of fixed assets	1	1	3	3
Fair value adjustment for private investments	—	—	—	27
Transaction costs(1)	(8)	(18)	(13)	(18)
Other(2)	4	(4)	(3)	(8)

	(3)	(21)	(13)	4

(1)

The Company has incurred a number of Rogers-Shaw Transaction-related advisory, legal, financial, and other professional fees in connection with the proposed acquisition of Shaw by Rogers. As these costs do not relate to ongoing operations, they have been classified as non-operating expenses. Please refer to Note 1 for further details on the Rogers-Shaw Transaction.

(2)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

16.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	—	—	—

	(1)	—	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	13	(3)	10

	12	(3)	9

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	—	—	—

	1	—	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	55	(14)	41

	56	(14)	42

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(6)	1	(5)
Adjustment for hedged items recognized in the period	2	—	2

	(4)	1	(3)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	5	(1)	4

	1	—	1

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(8)	2	(6)
Adjustment for hedged items recognized in the period	4	(1)	3

	(4)	1	(3)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	36	(9)	27

	32	(8)	24

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2022	August 31, 2021
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	(1)

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(17)	(58)

	(17)	(59)

17.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)	Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Net income from operations	203	354	595	734
Adjustments to reconcile net income to funds flow from operations:
Amortization	305	301	911	911
Deferred income tax expense (recovery)	(4)	22	(49)	75
Share-based compensation	—	—	1	1
Defined benefit pension plans	3	3	8	6
Net change in contract asset balances	11	26	36	34
Fair value adjustments for private investments	—	—	—	(27)
Other	—	2	3	1

Funds flow from operations	518	708	1,505	1,735

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2022	2021	2022	2021
Interest paid	74	76	186	186
Income taxes paid (net of refunds)	41	17	138	175
Interest received	1	1	2	4

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

18.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	May 31, 2022		August 31, 2021
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,552	4,487	4,550	5,263

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2022 and May 31, 2021

[all amounts in millions of Canadian dollars, except share and per share amounts]

19.	INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company performs its annual impairment test on goodwill and indefinite-life intangibles as at February 1 each year. There have been no changes to the assets and liabilities making up the CGUs since the last test performed as at February 1, 2021. The prior test also resulted in a recoverable amount that exceeded the carrying amount by a substantial margin. The Company performed a qualitative assessment of the factors impacting the determination of recoverable amount and concluded that the likelihood that a recoverable amount calculation as at February 1, 2022, would be less than the carrying amount of the CGUs is remote. As such, the key assumptions used in the impairment test remain consistent with those disclosed for the February 1, 2021 test.

As a result of the announcement Rogers and Shaw are engaged in a process to sell Freedom Mobile conditioned on the closure of the Rogers-Shaw Transaction, management reviewed the estimated recoverable amount of its Wireless CGU and determined that there was no impairment as at May 31, 2022.

20.	SUBSEQUENT EVENT

On June 17, 2022, Rogers and Shaw entered into a divestiture agreement for the sale of Freedom Mobile to Quebecor Inc. (“Quebecor”) for a purchase price of $2.85 billion (the “Freedom Transaction”), which is subject to regulatory approvals from the Commissioner and the Minister of Innovation, Science and Industry (the “Minister”), and conditional on: (i) the completion of the Rogers-Shaw Transaction; and (ii) entering into definitive documentation on or before July 15, 2022, or such later date as Rogers and Quebecor reasonably agree to in writing. Given the circumstances surrounding the planned sale, management concluded that this bid is not indicative of impairment.